UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date: January 15, 2007
Commission File Number: 000-24443
Denison Mines Corp.
(Translation of registrant’s name into English)
Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denison Mines Corp.
/s/ Sheila Colman
Sheila Colman
Date: January 15, 2007	Canadian Counsel and Corporate Secretary

2

EXHIBIT INDEX

Exhibit Number	Description

1	Press Release dated January 9, 2007

2	Material Change Report dated January 10, 2007

3

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
DENISON ANNOUNCES CDN $106 MILLION
PRIVATE PLACEMENT CLOSED
Toronto, ON — January 9, 2007... Denison Mines Corp. (“Denison” or the “Company”) (DML:TSX) reports that the private placement announced on December 19, 2006 has closed. An aggregate of 9,010,700 common shares of the Company were sold at a price of Cdn $11.75 per share for gross proceeds of Cdn $105,875,725. The shares were sold on a best efforts, private placement basis by a syndicate of agents. Net proceeds of the private placement will be used for general corporate purposes. The Company has received regulatory approval and the securities have been issued to the investors.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the common shares in the United States. The common shares have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States without registration under the United States Securities Act of 1933, as amended, and all applicable state securities laws, or an exemption therefrom.
Denison Mines Corp. is the premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four uranium mills operating in North America today. The combination of a diversified mining asset base with parallel ownership of milling infrastructure in highly politically stable jurisdictions has uniquely positioned the Company for growth and development into the future. The Company also has a strong exploration portfolio with large land positions in the United States, Canada and Mongolia. Correspondingly, the Company has one of the largest uranium exploration teams among intermediate uranium companies.
Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison Mines Corp. (“Denison”).
Forward looking statements include, but are not limited to, statements with respect to estimated production, synergies and financial impact of the proposed transaction; the benefits of the proposed transaction and the development potential of Denison’s properties; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management’s Discussion and Analysis of each of Denison Mines Inc. (“DMI”) and International Uranium Corporation (“IUC”), the current Annual Information Form of DMI filed with the securities regulatory authorities in Canada and available at www.sedar.com and IUC’s Annual Report on Form 20-F filed with the securities regulatory authorities in Canada and available at www.sedar.com. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the respective Annual Information Forms of DMI and, IUC, each for the year ended December 31, 2005, and other continuous disclosure documents filed by each of them since January 1, 2006 available at www.sedar.com, for further information relating to their mineral resources and mineral reserves.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
For further information, please contact:

E. Peter Farmer	(416) 979-1991 ext. 231
Ron Hochstein	(604) 689-7842
James Anderson	(416) 979-1991 ext. 372

2

FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company:

Denison Mines Corp. (the “Corporation”) 595 Bay Street, Suite 402 Toronto, ON M5G 2C2

2.	Date of Material Change:

January 9, 2007

3.	News Release:

The news release reporting the material change, a copy of which is attached hereto, was released by the Corporation on January 9, 2007 through the facilities of CCNMatthews.

4.	Summary of Material Change:

The Corporation announced that it has closed a private placement of 9,010,700 common shares of the Corporation at a price of $11.75 per share for gross proceeds of Cdn$105,875,725.

5.	Full Description of Material Change:

The Corporation closed a private placement offering of 9,010,700 common shares of the Corporation at a price of $11.75 per share for gross proceeds of Cdn$105,875,725. The private placement offering was made on a best efforts basis through a syndicate of agents led by Sprott Securities Inc. and GMP Securities L.P. and including Dundee Securities Corporation, CIBC World Markets Inc., Scotia Capital Inc. and Raymond James Ltd. The shares issued pursuant to the private placement are subject to a four month hold period expiring on May 10, 2007. Net proceeds from the sale of the shares issued in the private placement will be used for general corporate purposes.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

No information has been omitted.

8.	Executive Officer:

For further information, please contact E. Peter Farmer, Chief Executive Officer of the Corporation, at the above-mentioned address or at (416) 979-1991.

9.	Date of Report:

January 10, 2007.

PRESS RELEASE
DENISON ANNOUNCES CDN $106 MILLION
PRIVATE PLACEMENT CLOSED
NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES
Toronto, ON — January 9, 2007... Denison Mines Corp. (“Denison” or the “Company”) (DML:TSX) reports that the private placement announced on December 19, 2006 has closed. An aggregate of 9,010,700 common shares of the Company were sold at a price of Cdn $11.75 per share for gross proceeds of Cdn $105,875,725. The shares were sold on a best efforts, private placement basis by a syndicate led by Sprott Securities Inc., and GMP Securities L.P., and including Dundee Securities Corporation, CIBC World Markets Inc., Scotia Capital Inc. and Raymond James Ltd. Net proceeds of the private placement will be used for general corporate purposes. The Company has received regulatory approval and the securities have been issued to the investors. The securities issued pursuant to the private placement are subject to a four month hold period expiring on May 10, 2007.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the common shares in the United States. The common shares have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States without registration under the United States Securities Act of 1933, as amended, and all applicable state securities laws, or an exemption therefrom.
Denison Mines Corp. is the premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four uranium mills operating in North America today. The combination of a diversified mining asset base with parallel ownership of milling infrastructure in highly politically stable jurisdictions has uniquely positioned the Company for growth and development into the future. The Company also has a strong exploration portfolio with large land positions in the United States, Canada and Mongolia. Correspondingly, the Company has one of the largest uranium exploration teams among intermediate uranium companies.
Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison Mines Corp. (“Denison”).
Forward looking statements include, but are not limited to, statements with respect to estimated production, synergies and financial impact of the proposed transaction; the benefits of the proposed transaction and the development potential of Denison’s properties; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management’s Discussion and Analysis of each of Denison Mines Inc. (“DMI”) and International Uranium Corporation (“IUC”), the current Annual Information Form of DMI filed with the securities regulatory authorities in Canada and available at www.sedar.com and IUC’s Annual Report on Form 20-F filed with the securities regulatory authorities in Canada and available at www.sedar.com. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the respective Annual Information Forms of DMI and, IUC, each for the year ended December 31, 2005, and other continuous disclosure documents filed by each of them since January 1, 2006 available at www.sedar.com, for further information relating to their mineral resources and mineral reserves.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
For further information, please contact:

E. Peter Farmer	(416) 979-1991 ext. 231
Ron Hochstein	(604) 689-7842
James Anderson	(416) 979-1991 ext. 372